SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On July 31, 2020, Hebron Technology Co., Ltd. (the “Company”) issued a press release regarding the results of its internal investigation of a short seller’s report issued by Grizzly Research on June 3, 2020. The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

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Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Press release dated July 31, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: July 31, 2020	By:	/s/ Haiying Xiang
	Name:	Haiying Xiang
	Title:	Independent Director and Chair of Special Committee

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